FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of December, 2002


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                15 Marylebone Road
                                      London
                                     NW1 5JD
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




                   Notification of interests in shares under

                     Section 198 of the Companies act 1985


 1. Name of Company

    COLT Telecom Group plc


 2. Name of Director

    Mark Andrew Jenkins


 3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that persons spouse or children under the age of 18 or in respect of a non-beneficial interest

    Notification is in respect of director


 4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Mark Andrew Jenkins


 5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

    N/A


 6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co. PEP and if discretionary/ non-discretionary

    Grant of Options


 7. Number of shares/amount of stock acquired

    N/A


 8. Percentage of issued Class

    N/A


 9. Number of shares/amount of stock disposed

    N/A


10. Percentage of issued class

    N/A


11. Class of security

    N/A


12. Price per share

    N/A


13. Date of transaction

    N/A


14. Date Company informed

    N/A


15. Total holding following this notification

    N/A


16. Total percentage holding of issued class following this notification

    N/A



    If a director has been granted options by the company please complete the following


17. Date of grant

    19 December 2002


18. Period during which or date on which exercisable

    Options vest after 3 years, and are exercisable from March 2005 for a period of 6 months


19. Total amount paid (if any) for grant of the option

    Nil


20. Description of shares or debentures involved: class, number

    18,000 Ordinary 2.5p shares


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    GBP0.40p


22. Total number of shares or debentures over which options held following this notification

    220,000


23. Any additional information

    N/A


24. Name of contact and telephone number for queries

    John Doherty: 0207 390 3681




Mark A. Jenkins

Company Secretary

Date of Notification: 20 December 2002




                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: December 20, 2002                              COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary